UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number:  001-33869

STAR BULK CARRIERS CORP.
(Translation of registrant's name into English)

Star Bulk Carriers Corp. c/o Star Bulk Management Inc. 40 Agiou Konstantinou Street, 15124 Maroussi, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Star Bulk Carriers Corp. (the “Company”) dated January 29, 2014: Star Bulk Announces the Acquisition of Two Modern Post-Panamax Vessels with Employment Contracts and Agreement for a New Secured Credit Facility.

This report on Form 6-K, is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-180674) and Form F-3 (File No. 333-191135) that were each filed with the U.S. Securities and Exchange Commission and each with an effective date of July 17, 2012 and November 12, 2013, respectively.

Exhibit 1

STAR BULK ANNOUNCES THE ACQUISITION OF TWO MODERN POST-PANAMAX VESSELS WITH EMPLOYMENT CONTRACTS AND AGREEMENT FOR A NEW SECURED CREDIT FACILITY

ATHENS, GREECE, January 29, 2014 — Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced that it has entered into binding agreements to acquire two modern Post-Panamax bulk carriers, the M/V “GL Qushan” and the M/V “GL Daishan”, from an unaffiliated third party for a total consideration of $60.0 million.

Each of the vessels has a carrying capacity of approximately 98,000 deadweight tons and is expected to be capable of transiting the Panama Canal upon its scheduled expansion. The vessels were delivered to their present owners by Tsuneisi Group Shipbuilding Inc. in October and August of 2011, respectively.

The vessels, to be renamed “Star Vega” and “Star Sirius”, are expected to be delivered to Star Bulk by the middle of February 2014 and early March of 2014, respectively. Upon their delivery, the Star Vega and the Star Sirius are scheduled to be chartered back to the seller for a period between 30 months to 34 months and between 27 months to 31 months, respectively, each at a gross daily rate of $15,000 less an address commission of 1.25% on gross revenues. The vessels are expected to generate approximately $13.4 and $12.1 million respectively in charter revenue over the minimum contract periods.

Star Bulk also announced today that it had executed a binding term sheet with Deutsche Bank AG for a new 7-year senior secured credit facility of up to $39.0 million that will be used to partially finance the acquisition of the Star Sirius and the Star Vega. Entry into this senior secured credit facility is subject to execution of customary definitive documentation for financing transactions of this nature.

Upon the completion of the acquisition of the Star Sirius and the Star Vega, Star Bulk will own 17 dry bulk vessels, consisting of five Capesize, two Post-Panamax, two Ultramax and eight Supramax vessels with average age of approximately 8.8 years.

In addition, Star Bulk has contracts for the construction of an additional nine vessels at high quality shipyards in Japan and China, including three Newcastlemax, two Capesize and four Ultramax vessels with fuel-efficient specifications with expected deliveries in 2015 and early 2016.

About Star Bulk

Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece. Its common stock trades on the Nasdaq Global Select Market under the symbol "SBLK”. Following the delivery of the two newly acquired vessels, Star Bulk will own a fleet of seventeen dry bulk carriers consisting of five Capesize, two Post Panamax, two Ultramax and eight Supramax dry bulk vessels with a combined cargo carrying capacity of approximately 1,609,519 deadweight tons (dwt) and an average age of approximately 8.8 years. In addition, Star Bulk provides vessel management services to ten third-party dry bulk vessels, including five Capesize, two Panamax and three Supramax vessels. Star Bulk has also entered into agreements for the construction of nine fuel efficient dry bulk vessels, including three Newcastlemax vessels, two Capesize vessels and four Ultramax vessels, with a combined cargo carrying capacity of 1,227,000 deadweight tons. All of the newbuilding vessels are expected to be delivered during 2015 and 2016.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Company’s management of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

Contacts:

Company:

Simos Spyrou

CFO

Star Bulk Carriers Corp.

c/o Star Bulk Management Inc.
40 Ag. Konstantinou Av.
Maroussi 15124
Athens, Greece

Email: info@starbulk.com

www.starbulk.com

Investor Relations / Financial Media:
Nicolas Bornozis
President

Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: starbulk@capitallink.com

www.capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STAR BULK CARRIERS CORP.
(Registrant)

Date: February 3, 2014	By:	/s/ SPYROS CAPRALOS
	Name:	Spyros Capralos
	Title:	Chief Executive Officer and President